1290 Avenue of the Americas

New York, NY 10104

Shane E. Daly

Counsel

212-314-3912(Tel.)

212-314-3959(Fax)

July 20, 2012

VIA EMAIL

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 3 to the Registration Statement on Form N-4

File No. 333-165395

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments provided via telephone on July 11, 2012 to the above-referenced filing. We intend to file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	General Comments

a.	Please add the indices to the registration statement filed on Form S-3 via a post-effective amendment.

Response

We will add the indices to the registration statement filed on Form S-3 via a post-effective amendment.

b.	Please supplementally explain the purpose of the supplement.

Response

We will send the supplement to in-force contract owners to notify them of the availability of the new indices. For new purchasers of the contracts, we will send the full version of the revised prospectus.

c.	Please update the applicable exhibits to reflect the new index option.

Response

We will update the applicable exhibits to reflect the new index option in the post-effective amendment.

2.	Risk Factors

a.	Add that the purchaser has no rights in the underlying security, and that the purchase has no interest or dividend payments or voting rights.

Response

We have made the requested revision.

b.	Add that the payment at the end of the period is dependent on the level of the index at that time only.

Response

We have made the requested revision.

c.	Add that past performance of the index is no guide to future performance.

Response

We have made the requested revision.

3.	Indices – page 24

a.	Please clarify that the new indices do not include dividends as you do with your existing ones. Please include the clarification in the supplement as well.

Response

We have made the requested revision.

4.	Please include a Tandy representation.

Response

The Registrant will file with the Commission a letter including Tandy representations requested by the staff with the post-effective amendment.

***************************************************************************

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane E. Daly

Shane E. Daly

Cc: Christopher E. Palmer, Esq.

amounts in Segment Type Holding Accounts until the next Segment Start Date.

•	The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another variable investment option.

•	Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same index and duration but provide less protection.

•	The value of your variable investment options will fluctuate and you could lose some or all of your account value.

•	The level of risk you bear and your potential investment perfor- mance will differ depending on the investments you choose.

•	If your account value falls below the applicable minimum account size as a result of a withdrawal, the contract will terminate.

•

For Series B contracts only, if you surrender your contract, any applicable withdrawal charge is calculated as a percentage of contributions, not account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a onetime contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a 6.25% reduction of your account value, which results in a cash value of $750 paid to you.

•

No company other than AXA Equitable has any legal responsibil- ity to pay amounts that AXA Equitable owes under the contract. An owner should look to the financial strength of AXA Equitable for its claims-paying ability.

•	You do not have any rights in the securities underlying the index, including, but not limited to, (i) interest payments, (ii) dividend payments or (iii) voting rights.

•	Your Segment Maturity Value is dependent on the performance of the index on the Segment Maturity Date.

•	Past performance of the index is not indication of future performance.

14	Risk factors

Performance Cap Rate — the highest Segment Rate of Return that can be credited on a Segment Maturity Date. The Performance Cap Rate is not an annual rate of return.

Index Performance Rate — for a Segment, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

Performance Cap Threshold — the minimum rate you may specify as a participation requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from a Segment Type Holding Account into a new Segment.

Both the Performance Cap Rate and the Segment Rate of Return are rates of return from the Segment Start Date to the Segment Maturity Date, NOT annual rates of return, even if the Segment Duration is longer than one year. Therefore the Index Performance Rate and the Performance Cap Threshold are also not annual rates. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see “Your contract’s value in the Structured Investment Option” in “Determining your contract’s value” later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see “Suspension, termination and changes to Segment Types” later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active on a contract at any time is 70.

Indices

The performance of a Segment of each Segment Type is based on the performance of an Index. We offer Segment Types based on two types of Indices: Indices based on the performance of securities (“Securities Indices”) and Indices based on the performance of commodities (“Commodities Indices”).

Securities Indices.  The following Securities Indices are currently available:

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

Russell 2000® Price Return Index. The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price

Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US and Canada. As of the date of this Prospectus the MSCI EAFE Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI Emerging Markets Price Return Index. The MSCI Emerging Markets Price Return Index was established by MSCI. The MSCI Emerging Markets Price Return Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of the date of this Prospectus the MSCI Emerging Markets Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. The MSCI Emerging Markets Price Return Index does not include dividends declared by any of the companies included in this Index.

NASDAQ-100 Price Return Index. The NASDAQ-100 Price Return Index (the “NASDAQ-100 Index”) includes securities of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The NASDAQ-100 Price Return Index does not include dividends declared by any of the companies included in this Index.

Commodities Indices.  The following Commodities Indices are currently available:

Gold Index. The Gold Index is the “London Gold Market Fixing Ltd PM Fix Price /USD” as published by the London Gold/Market Fixing LTD at 3 p.m. London Time. For historical performance information go to www.lbma.org.uk to see the current London gold price. We use the USD PM price. Go to ‘Statistics / Historical Statistics / Gold Fixings’ for daily price data back to 1968.

Oil Index . The Oil Index is the “NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures” contract price. We use the closing price on the NYMEX designated market of the New York Mercantile Exchange. For historical performance information go to http:// www.cmegroup.com/trading/energy/crude-oil/light-sweet-crude-cash-settled.html to see the current Oil price. Go to ‘Charts’ for historic price information.

24	Contract features and benefits

AXA Equitable Life Insurance Company

SUPPLEMENT DATED                         , 2012 TO THE CURRENT PROSPECTUS FOR STRUCTURED CAPITAL STRATEGIESSM

This Supplement modifies certain information in the above-referenced prospectus, supplements to prospectus and statement of additional information (together the “Prospectus”) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding the addition of two new indices to the Structured Investment Option.

Accordingly, please note the following updates to the Prospectus effective on or about September 17, 2012:

1.	The following indices are added to the cover page of the Prospectus:

Indices
• MSCI Emerging Markets Price Return Index (“MSCI EM”)
• NASDAQ-100 Price Return Index

2.	The following is added under the section “Segment types” under “Structured investment option” in “Contract features and benefits”:

Index	Segment Duration	Segment Buffer
MSCI EM Price Return Index	1 year	-10%
NASDAQ-100 Price Return Index	1 year	-10%

3.	The following is added under the section “Securities indices” under “Structured investment option” in “Contract features and benefits”:

MSCI Emerging Markets Price Return Index. The MSCI Emerging Markets Price Return Index was established by MSCI. The MSCI Emerging Markets Price Return Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. As of the date of this Prospectus the MSCI Emerging Markets Price Return Index consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. The MSCI Emerging Markets Price Return Index does not include dividends declared by any of the companies included in this Index.

NASDAQ-100 Price Return Index. The NASDAQ-100 Price Return Index (the “NASDAQ-100 Index”) includes securities of 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. The NASDAQ-100 Price Return Index does not include dividends declared by any of the companies included in this Index.

*	MSCI Emerging Markets Price Return Index and NASDAQ-100 Price Return Index are not available in the state of Oregon.

Structured Capital StrategiesSM is issued by and is a service mark of AXA Equitable Life Insurance Company (AXA Equitable).

Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC.

1290 Avenue of the Americas, New York, NY 10104.

Copyright 2012 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

(212) 554-1234

IM-06-12 (9/12)	149997 (9/12)
SCS SUP IF	#355166